UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

[Free Translation]

BANCO SANTANDER (BRASIL) S.A.
Public-Held Company Company with Authorized Capital
Corporate Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001 -42
Company Registry (“NIRE”) # 35.300.332.067

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS MEETING HELD ON FEBRUARY 3, 2010

DATE, TIME, AND PLACE: February 3, 2010, at 10:00 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Banco Santander” or “Company”), located at Rua Amador Bueno, 474, São Paulo/SP.

ATTENDANCE: Shareholders representing more than ninety-two percent (92%) of the voting capital of Banco Santander, as verified by the signatures apposed on the Shareholders’ Attendance Book.

BOARD: Chairman: Mr. Marco Antônio Martins de Araújo Filho; Secretary: Mr. Mauro Eduardo Guizeline.

CALL: The Call was published in the Brazilian State Gazette (“DOE/SP”), on December 30 and 31, 2009 and January 5, 2010, and in the newspaper “Valor Econômico”, on December 30, 2009, and January 4 and 5, 2010.

AGENDA: (a) ELECTION of three (3) new members of the Company’s Board of Directors, one (1) of whom considered an Independent Director, as defined in Paragraph 3, article 14 of the Company’s Bylaws, and CONFIRMATION of the composition of the said body; and (b) APPROVAL of the (i) Purchase Option Plan for Units of the Company, the object of which is to grant options to purchase Units, each of which representing fifty-five (55) common shares and fifty (50) preferred shares issued by the Company to certain managers and managerial employees of the Company and companies controlled thereby; and (ii) Long-Term Incentive Plan – Investment in Company’s Units, the object of which is to pay funds in cash by the Company to certain Company’s employees, including managers, managerial employees and other employees of the Company and companies controlled thereby, according to the proposals approved by the Board of Directors on December 23, 2009.

[Free Translation]

READING OF DOCUMENTS, VOTING, AND DRAFTING OF THE MINUTES: (1) The declarations of votes, objections and dissidences eventually submitted shall be numbered, received and certified by the Board, and shall remain on file at the Company’s main place of business, pursuant to article 130, Paragraph 1º, of Law 6,404/76; (2) Authorized the drafting of these minutes in an abridged form, and its publishing without the signatures of the totality of the shareholders, pursuant to article 130, Paragraphs 1º and 2º, of Law 6,404/76, respectively.

RESOLUTIONS: Following the discussions related to the matters of the Agenda, the attending shareholders of Banco Santander resolved to:

(a) (i) ELECT three (3) new members for the Board of Directors of Banco Santander, who, pursuant to article 14 of the Company´s By-laws, shall have a unified term of office of two (2) years, that is, until the next Ordinary Shareholders Meeting of the Company to be held in 2011, as follows: Mr. José de Paiva Ferreira (Foreigner ID Card (“RNE”) # W274948-B – Individual Taxpayer ID (“CPF/MF”) # 007.805.468 -06), a Portuguese citizen, married, administrator, resident and domiciled in the city of São Paulo/SP, with business address at Avenida Presidente Juscelino Kubitschek, 2235 – 27o andar, São Paulo/SP; Mr. José de Menezes Berenguer Neto (ID Card (“RG”) # 13.864.600 -4 issued by the Public Security Department of São Paulo (“SSP/SP”) - CPF/MF # 079.269.848 -76), a Brazilian citizen, married, bank employee, resident and domiciled in the city of São Paulo/SP, with business address at Avenida Presidente Juscelino Kubitschek, 2235 – 27o andar, São Paulo/SP; and Mr. Celso Clemente Giacometti (RG # 3.179.758 -1 SSP/SP – CPF/MF # 029.303.408 -78), a Brazilian citizen, married, business administrator, resident and domiciled in the city of São Paulo/SP, with business address at Avenida Vereador José Diniz, 3725 – 6o andar, São Paulo/SP, being certain taht Mr. Celso Clemente Giacometti is considered an Independent Director, as defined in Paragraph 3, article 14, of the Company’s By-laws. The Directors elected hereby represent that: (i) are not involved in any criminal offense that would prevent them from performing business activities, particularly those under Paragraphs 1º and 2º, article 147, of Law # 6,404/76, (ii) comply with the requirements established in Resolution # 3,041, of 11.28.2002, of the Brazilian National Monetary Council; and (iii) shall only be installed in the positions for which they were elected after the confirmation of their election by the Central Bank of Brazil, and upon the declaration under Art. 2, Instruction # 367, of May 29, 2002, of the Brazilian Securities & Exchange Commission, and previous signature of the Managers Consent Form, pursuant to the provision in Regulation Level 2 of BM&FBOVESPA S.A.– Bolsa de Valores, Mercadorias e Futuros; and

[Free Translation]

(ii) by virtue of the resolution in the preceding item (i), CONFIRM the composition of the Company’s Board of Directors, with term of office until the Company’s next Ordinary Shareholders Meeting to be held in 2011, as follows: Chairman of the Board of Directors: Mr. Marcial Angel Portela Alvarez (ID Card # A3593663300 - Passport # BE 677835), a Spanish citizen, married, executive, resident and domiciled in Madrid, Spain, with business address at Edifício Pereda - planta 1ª, 28660, Boadilla del Monte, Madrid, Spain; Vice-Chairman of the Board of Directors: Mr. Fabio Colletti Barbosa (RG # 5.654.446 -7 - CPF # 771.733.258 -20), a Brazilian citizen, married, business administrator, resident and domiciled in the city of São Paulo/SP, with business address at Avenida Presidente Juscelino Kubitschek, 2235 – 27o andar; Directors: Mr. José Antonio Alvarez Alvarez (Id Card # A1005039400 - Passport # AA261236), a Spanish citizen, married, executive, resident and domiciled in Madrid, Spain, with business address at Edifício Pereda – planta 1ª, 28660, Boadilla del Monte, Madrid, Spain; Mr. José Manuel Tejón Borrajo, (Id Card # AO138454500, Passport # AAA117365), a Spanish citizen, married, economist, resident and domiciled in Madrid, Spain, with business address at Edifício Pereda – planta 1ª, 28660, Boadilla del Monte, Madrid, Spain; Mr. José de Paiva Ferreira (RNE # W274948-B - CPF/MF # 007.805.468 -06), a Portuguese citizen, married, administrator, resident and domiciled in the city of São Paulo/SP, with business address at Avenida Presidente Juscelino Kubitschek, 2235 – 27o andar, São Paulo/SP; Mr. José de Menezes Berenguer Neto (RG # 13.864.600 -4 SSP/SP - CPF/MF # 079.269.848 -76), a Brazilian citizen, married, bank employee, resident and domiciled in the city of São Paulo/SP, with business address at Avenida Presidente Juscelino Kubitschek, 2235 – 27o andar, São Paulo/SP; Mr. José Roberto Mendonça de Barros (RG # 2.965.578 -X SSP/SP– CPF # 005.761.408 -30), a Brazilian citizen, married, economist, resident and domiciled in the city of São Paulo/SP, with business address at Av. Brigadeiro Faria Lima, 1739, 5o andar, São Paulo/SP; Mrs. Viviane Senna Lalli (RG # 7.538.713 -X SSP/SP – CPF # 077.538.178 -09), a Brazilian citizen, widow, businesswoman, resident and domiciled in the city of São Paulo/SP, with business address at Rua Dr. Olavo Egídio, 287 – 16o andar, São Paulo/SP, and Mr. Celso Clemente Giacometti (RG # 3.179.758 -1 SSP/SP – CPF/MF # 029.303.408 -78), a Brazilian citizen, married, business administrator, resident and domiciled in the city of São Paulo/SP, with business address at Avenida Vereador José Diniz, 3725 – 6o andar, São Paulo/SP, recording that Directors José Roberto Mendonça de Barros, Viviane Senna Lalli and Celso Clemente Giacometti are considered Independent Directors, as defined in Paragraph 3º, article 14 of the By-laws.

The matters described in the preceding item (a) have been approved by the vote of shareholders representing more than eighty-five percent (85%) of the voting capital.

[Free Translation]

(b) APPROVE (i) Purchase Option Plan for Units of the Company, the object of which is to grant options to purchase Units, each of which representing fifty-five (55) common shares and fifty (50) preferred shares issued by the Company to certain managers and managerial employees of the Company and companies controlled thereby; and (ii) Long-Term Incentive Plan – Investment in Company’s Units, the object of which is to pay funds in cash by the Company to certain Company’s employees, including managers, managerial employees and other employees of the Company and companies controlled thereby, according to the proposals approved by the Board of Directors on December 23, 2009.

The matters described in the preceding item (b) have been approved by the vote of shareholders representing more than eighty-five percent (85%) of the voting capital.

CLOSING: There being no further matters to be resolved, the Meeting has been closed, and these minutes have been prepared, which were read, approved, and signed by the attendees. São Paulo, February 3, 2010. Board: Marco Antônio Martins de Araújo Filho – Chairman; Mauro Eduardo Guizeline – Secretary. Shareholders: GRUPO EMPRESARIAL SANTANDER, S.L. – Flavia Zahr Pace – attorney-in-fact; Beatriz Arruda Outeiro – attorney-in-fact; STERREBEECK, B.V. – Flavia Zahr Pace – attorney-in-fact; Beatriz Arruda Outeiro – attorney-in-fact. SANTANDER INSURANCE HOLDING, S.L. – Flavia Zahr Pace – attorney-in-fact; Beatriz Arruda Outeiro – attorney-in-fact. Flavia Zahr Pace. Beatriz Arruda Outeiro. Mauro Eduardo Guizeline. Ulisses Gomes Guimarães. Silvia Lopes Vilas Boas Magalhães. JPMORGAN CHASE BANK, NATIONAL ASSOCIATION, in the capacity of Depository of the Company’s ADR Program, represented by Banco Santander (Brasil) S.A., in the capacity of Trustee of the Units under the Company’s ADR Program, by Marcelo Vieira Francisco – proxy; Saulo dos Santos Clemente – proxy. HSBC CORRETORA DE T¥TULOS E VALORES MOBILIÁRIOS S.A., represented by Mr. Anderson Carlos Koch, of the law firm Mesquita Pereira, Marcelino, Almeida, Esteves by: CAPITAL WORLD GROWTH AND INCOME FUND INC; EUROPACIFIC GROWTH FUND; T ROWER PRICE INT FNDS T. ROWE PRICE AMER FUN; FRANKLIN TEMPLETON INVESTMENT FUNDS; T. ROWE PRICE EMERGING MARKETS STOCK FUND; MINEWORKERS PENSION SCHEME; T. ROWE RICE T CO INT COMMON T F EM M E TRUST; THE BOEING CO. EMPLOYEE RETIREMENT PLAN TRUST; THE INCOME FUND OF AMERICA, INC; NEW WORLD FUND, INC.; COINVEST LTD; NORGES BANK; T R INS INT F BEH SEPS T ROWE P I EM MK EM; VANGUARD INVESTMENT SERIES PLC; CAPITAL INCOME BUILDER INC; HEALTH SUPER FUND; BAA PENSION SCHEME; AUSCOAL SUPERANNUATION PTY LTD; DSG RETIREMENT AND EMPLOYEE SECURITY SCHEME; T. ROWE PRICE FINANCIAL SERVICES FUND, INC; ZURICH INVESTMENT MANAGEMENT LTD TRUT ZURICH INTER EQ FD; VANGUARD INTERNATIONAL STOCK INDEX FD, A SE VAN S F; AUSTRALIAN REWARD INVESTMENT ALLIANCE, e BT WHOLESALE

[Free Translation]

MULTI-MANAGER INTERNATIONAL SHARE FUND. CITIBANK N.A., represented by Dr. Mr. Anderson Carlos Koch, of the law firm Mesquita Pereira, Marcelino, Almeida, Esteves by: A. I. DUPONT TESTAMENTARY TRUST; ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND; AIM GLOBAL FIRST CLASS; AMERICAN ELECTRIC POWER SYSTEM RETIREE LIFE INSURANCE TRUST; AMERICAN ELECTRIC POWER SYSTEM RETIREE MEDICAL TRUST FCUE; AMERICAN FUNDS INS SERIES NEW WORLD FUND; AMERICAN FUNDS INSURANCE SERIES INTERNAT FUND; AMERICAN HONDA MASTER RETIREMENT TRUST; AMETEK INC EMP M R T THE BK OF N Y T; ARTIO INTERNATIONAL EQUITY FUND; ARTIO INTERNATIONAL EQUITY FUND II; AT&T UNION WELFARE BENEFIT TRUST; BARCLAYS GLOBAL INVESTORS NA; BELL ATLANTIC MASTER TRUST; BGI EMERGING MARKETS STRATEGIC INSIGHTS FUND LTD; CADBURY PENSION TRUST LIMITED; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; CANADA PENSION PLAN INVESTMENT BOARD; CANADIAN BROADCASTING CORPORATION PENSION PLA; CANADIAN PACIFIC RAILWAY COMPANY PENSION TR F; CHRYSLER LLC MASTER TERIMENT TRUST; CITIGROUP PENSION PLAN; DRIEHAUS EMERGING MARKETS GROWTH FUND; ANDLFUN DIVERSIFIED FUND; ANDLFUN INTERNATIONAL EQUITY FUND; ANDMERGING MARKETS INDEX FUND E; ANDMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; FORTIS L FUND EQUITY BRAZIL; FORTIS L FUND EQUITY LATIN AMERICA; GE ASSET MANAGEMENT CANAD FUND - GLOBAL EQUITY SECTION; GE ASSET MANAGEMENT CANADA FUND - EMERGING M. EQUITY SECTION; GE FUNDS; GE GLOBAL EQUITY FUND; GE INSTITUTIONAL FUNDS; GE INTERNATIONAL EQUITY FUND; GE INVESTMENTS FUNDS, INC.; GENERAL ELECTRIC PENSION TRUST; HOUSTON FIREFIGHTERS RELIEF AND RETIR FD; ING ARTIO FOREIGN PORTFOLIO; ING EMERGING COUNTRIES FUND; ING FOREIGN FUND; ISHARES MSCI BRAZIL (FREE) INDEX FUND; JOHN HANCOCK FUND II INTERNATIONAL EQUITY INDEX FUND; JOHN HANCOCK TRUST INTERN EQUITY INDEX TRUST A; KENTUCKY RETIREMENT SYSTEMS; LAZARD GLOBAL ACTIVE FUNDS, PLC; LOCKHEED MARTIN CORP MASTER RETIREMENT TRUST; MACKENZIE UNIVERSAL INTER. STOCK FUND; MACKENZIE UNIVERSAL INTERNATIONAL STOCK CLASS; MARVIN & PALMER FUNDS PLC; MASTER TRUST FOR SIEMENS PENSION PLANS; MEADWETVACO CORPORATION M RET TRUST; MFS EMERGING MARKETS EQUITY FUND; MFS MERIDIAN FUNDS - EMERGING MARKETS EQUITY FUND; MFS MERIDIAN FUNDS - LATIN AMERICAN EQUITY FUND; MFS VARIABLE INSURANCE TRUST II - MFS E M EQUITY PORTFOLIO; MINEWORKERS PENSION SCHEME; MONSANTO PENSION PLAN; MOTION PICTURE INDUSTRY PENSION PLAN; MUNICIPAL E ANNUITY A B FUND OF CHICAGO; NEW YORK STATE NURSES ASSOCIATION P P; NORTHERN TELECOM PENSION TRUST; NORTHERN TRUST QUANTITATIVE FUND PLC; NORTHWESTERN MUTUAL SERIES FUND, INC.- E.M.E.P.; ONTARIO

[Free Translation]

PENSION BOARD; PFIZER IRELAND (RINGASKIDDY) PENSION PLAN; PFIZER IRELAND PENSION PLAN; PFIZER PENSION TRUSTEES LIMITED; PRUDENTAL RETIREM INSURANCE AND ANNUITY COMP; RIO TINTO PENSION FUND TRUSTEES LIMITED; RUSSELL INVESTIMENT COMPANY EMERGING MARKETS FUND; SCHWAB EMERGING MARKETS EQUITY ETF; SCRI ROBECO INSTITUIONEEL EMERGING MARKETS QUANT FONDS; SHRINERS HOSPITALS FOR CHILDREN; STATE OF CONNECTICUT RET PLANS AND TRT FUN; STATE ST B AND T C INV F F T E RETIR PLANS; STATE STREET EMERGING MARKETS; STRATHCLYDE PENSION FUND; TEACHER RETIREMENT SYSTEM OF TEXAS; THE BRAZIL MSCI EM MKTS INDEX COMMON TRUST FUND; THE BRAZIL VALUE AND GROWTH FUND; THE FUTURE FUND BOARD OF GUARDIANS; THE GENERAL RETIREMENT SYSTEM O T C O DETROIT; THE MCGRAW HILL RETIREMENT P C I TRUST; THE NEW ECONOMY FUND; THE PENSION RESERVES INVESTMENT MANAG. BOARD; THE PENSIONS TRUST; THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO; TIME WARNER INC. MASTER PENSION TRUST; TRIMARK GLOBAL EQUITY POOL; UNIVERSITY OF SOUTHERN CALIFORNIA; VANG FTSE ALL-WORLD EX-US INDEX FD, A S OF V INTER E I FDS; VANGUARD EMERGING MARKETS STOCK INDEX FUND; VANGUARD TOTAL WSI FD, A SOV INTERNATIONAL EQUITY INDEX FDS; WEST VIRGINIA INVESTMENT MANAGEMENT BOARD; AND WILMINGTON MULTI-MANAGER INTERNATIONAL FUND.

This is a true transcript of the minutes recorded in the proper book.

Marco Antônio Martins de Araújo Filho
Chairman of the Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 03, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antonio Martins de Araújo Filho
Marco Antonio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Director and Executive Vice President